SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33681; File No. 812-15036

Gabelli ETFs Trust, <u>et</u> <u>al</u>.

November 5, 2019

<u>AGENCY</u>: Securities and Exchange Commission ("Commission").

<u>ACTION</u>: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1

under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1)

and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections

12(d)(1)(A) and 12(d)(1)(B) of the Act.

<u>Applicants</u>: Gabelli ETFs Trust (the "Trust"), Gabelli Funds, LLC (the "Adviser") and

G.distributors, LLC (the "Distributor").

<u>Summary of Application</u>: Applicants request an order ("Order") that permits: (a) ActiveShares

ETFs (as described in the Reference Order (as defined below)) to issue shares ("Shares")

redeemable in large aggregations only ("creation units"); (b) secondary market transactions in

Shares to occur at negotiated market prices rather than at net asset value; (c) certain affiliated

persons of an ActiveShares ETF to deposit securities into, and receive securities from, the

ActiveShares ETF in connection with the purchase and redemption of creation units; and (d)

certain registered management investment companies and unit investment trusts outside of the

same group of investment companies as the ActiveShares ETFs to acquire Shares of the

ActiveShares ETFs. The Order would incorporate by reference terms and conditions of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order").[1]

Filing Date: The application was filed on May 22, 2019 and amended on September 16, 2019 and October 31, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 2, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Gabelli ETFs Trust, Gabelli Funds, LLC, G.distributors, LLC, One Corporate Center, Rye, NY 10580-1422.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file

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[1]   Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>**APPLICANTS**</u>**:**

1.   The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveShares ETFs. The Trust will be registered as an open-end management investment company under the Act. Applicants seek relief with respect to ten Funds (as defined below, and those Funds, the "Initial Funds"). The Funds will operate as ActiveShares ETFs as described in the Reference Order.[2]

2.   The Adviser, a New York limited liability company, will be the investment adviser to the Initial Funds. An Adviser (as defined below) will serve as investment adviser to each Fund. The Adviser is, and any other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (each a "Sub-Adviser"). Any Sub-Adviser will be registered under the Advisers Act.

3.   The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of Shares of the Funds. Applicants request that the requested relief apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser (included in the term "Distributor"). Any Distributor will comply with the terms and conditions of the Order.

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[2]   To facilitate arbitrage, an ActiveShares ETF disseminates a "verified intraday indicative value" or "VIIV," reflecting the value of its portfolio holdings, calculated every second during the trading day. To protect the identity and weightings of its portfolio holdings, an ActiveShares ETF sells and redeems its Shares in creation units to authorized participants only through an unaffiliated broker-dealer acting on an agency basis.

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APPLICANTS' REQUESTED EXEMPTIVE RELIEF:

4.　Applicants seek the requested Order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.　The requested Order would permit applicants to offer ActiveShares ETFs.　Because the relief requested is the same as the relief granted by the Commission under the Reference Order and because the Adviser has entered into a licensing agreement with Precidian Funds LLC in order to offer ActiveShares ETFs,[3] the Order would incorporate by reference the terms and conditions of the Reference Order.

5.　Applicants request that the Order apply to the Initial Funds and to any other existing or future open-end management investment company or series thereof that:　(a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term "Adviser"); (b) operates as an ActiveShares ETF as described in the Reference Order; and (c) complies with the terms and conditions of the Order and of the Reference Order, which is incorporated by reference into the Order (each such company or series and any Initial Fund, a "Fund").[4]

6.　Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

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[3]　Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

[4]　All entities that currently intend to rely on the Order are named as applicants.　Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order, which is incorporated by reference into the Order.

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants submit that for the reasons stated in the Reference Order the requested relief meets the exemptive standards under sections 6(c), 17(b) and 12(d)(1)(J) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary